EXHIBIT 99.1

Impact of IFRS on the SKF Group

Beginning 2005, the accounting policies of the SKF Group will be in accordance with International Financial Reporting Standards, IFRS, as adopted by the European Union (EU) and the interim report on the first quarter 2005 will be the first IFRS report for SKF.

In this press release you will find how the transition will impact SKF's reporting. As can be seen in the attached material the effect on SKF will only be very small. For questions and explanations you are welcome to take part in a teleconference, which will be held in English, on Friday December 17 at 14.00 (CET), 13.00 (UK), 8.00 a.m. (US Eastern Standard Time). The following SKF executives will be present: Tore Bertilsson, CFO, Lars G Malmer, Senior Vice President, Group Communication, and Marita Bjork, Head of Investor Relations.

You can telephone Genesys Conferencing directly on: +44 (0)20 7162 0191 European participants +1 334 420 4950 US participants ten minutes before the conference is due to start. Please state to the operator that you wish to take part in the SKF teleconference. Please remember that use of a loudspeaker when taking part in the teleconference has a negative influence on the quality of the sound, which affects all participants.

It is also possible just to listen to the teleconference on SKF's home page, www.skf.com - Investors

An Instant Replay service will be available until 2004-12-20.
UK replay number: +44 (0)20 7031 4064, Access code: 637619
USA replay number: +1 954 334 0342, Access code: 637619